UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

SVB Financial Group
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

78486Q101
(CUSIP Number)

March 28, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 9

SCHEDULE 13G
CUSIP No. 78486Q101	Page 2 of 10 Pages
1	NAMES OF REPORTING PERSONS
ELLINGTON MANAGEMENT GROUP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,448,983

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,448,983

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,448,983

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

SCHEDULE 13G
CUSIP No. 78486Q101	Page 3 of 10 Pages
1	NAMES OF REPORTING PERSONS
EMG HOLDINGS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,448,983

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,448,983

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,448,983

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

SCHEDULE 13G
CUSIP No. 78486Q101	Page 4 of 10 Pages
1	NAMES OF REPORTING PERSONS
VC INVESTMENTS, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,448,983

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,448,983

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,448,983

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

SCHEDULE 13G
CUSIP No. 78486Q101	Page 5 of 10 Pages
1	NAMES OF REPORTING PERSONS
MICHAEL W. VRANOS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,448,983

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,448,983

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,448,983

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13G
CUSIP No. 78486Q101	Page 6 of 10 Pages
Item 1(a).	Name of Issuer:

SVB Financial Group (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3003 Tasman Drive, Santa Clara, CA 95054

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Ellington Management Group LLC (“EMG”);
ii.	EMG Holdings, L.P. (“EMGH”);
iii.	VC Investments LLC (“VC”); and
iv.	Michael W. Vranos (“Mr. Vranos”).

This Statement relates to Shares (as defined herein) held for the accounts of Ellington Credit Opportunities, Ltd. (“ECO”), Ellington M Credit Master Fund Ltd. (“EMCM”), Ellington Special Relative Value Fund LLC (“ESRV”), and Ellington Warlander Partners LP (“EWP” and, together with ECO, EMCM and ESRV, the “Ellington Funds”).

EMG serves as investment adviser to each of the Ellington Funds. EMGH is the majority member of EMG. VC is the managing member of EMG and the general partner of EMGH. Mr. Vranos serves as Chief Executive Officer of EMG and is the largest limited partner of EMGH and the sole owner and managing member of VC.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 53 Forest Avenue, Old Greenwich, CT 06870.

Item 2(c).	Citizenship:

i.	EMG is a Delaware limited liability company;
ii.	EMGH is a Delaware limited partnership;
iii.	VC is a Delaware limited liability company; and
iv.	Mr. Vranos is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Shares”)

Item 2(e).	CUSIP Number:

78486Q101

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

SCHEDULE 13G
CUSIP No. 78486Q101	Page 7 of 10 Pages
Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 5,448,983 Shares. This amount consists of: (A) 1,263,577 Shares held for the account of ECO; (B) 633,618 Shares held for the account of EMCM; (C) 887,747 Shares held for the account of ESRV; and (D) 2,664,041 Shares held for the account of EWP.

Item 4(b).	Percent of Class:

As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of approximately 9.2% of Shares outstanding. (There were 59,200,925 Shares outstanding as of January 31, 2023, based on the Issuer’s annual report on Form 10-K filed on February 24, 2023.)

Item 4(c).	Number of Shares as to which such person has:

Each of the Reporting Persons:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	5,448,983
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	5,448,983

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

See disclosure in Items 2 and 4 hereof. The Ellington Funds listed in Item 2(a) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G
CUSIP No. 78486Q101	Page 8 of 10 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELLINGTON MANAGEMENT GROUP LLC

By: /s/ Daniel Caffarelli
Name: Daniel Caffarelli
Title: Chief Compliance Officer

EMG HOLDINGS, L.P.

By: /s/ Daniel Caffarelli
Name: Daniel Caffarelli
Title: Authorized Signatory

VC INVESTMENTS LLC

By: /s/ Michael W. Vranos
Name: Michael W. Vranos
Title: Managing Member

MICHAEL W. VRANOS

/s/ Michael W. Vranos

March 31, 2023

SCHEDULE 13G
CUSIP No. 78486Q101	Page 9 of 10 Pages
EXHIBIT INDEX
Ex.		Page No.
A	Joint Filing Agreement	10

SCHEDULE 13G
CUSIP No. 78486Q101	Page 10 of 10 Pages
EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of SVB Financial Group dated as of March 31, 2023 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

ELLINGTON MANAGEMENT GROUP LLC

By: /s/ Daniel Caffarelli
Name: Daniel Caffarelli
Title: Chief Compliance Officer

EMG HOLDINGS, L.P.

By: /s/ Daniel Caffarelli
Name: Daniel Caffarelli
Title: Authorized Signatory

VC INVESTMENTS LLC

By: /s/ Michael W. Vranos
Name: Michael W. Vranos
Title: Managing Member

MICHAEL W. VRANOS

/s/ Michael W. Vranos

March 31, 2023